Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 6, 2023

Registration Statement No. 333-263730

TARGA RESOURCES CORP.

PRICING TERM SHEET

Issuer:	Targa Resources Corp.

Ratings* (Moody’s / S&P / Fitch):	Baa3 / BBB- / BBB-

Note type:	Senior Unsecured Notes

Pricing date:	November 6, 2023

Settlement date**:	November 9, 2023 (T+3)

Gross Proceeds (before underwriting discounts and offering expenses):	$1,997,280,000

	$1,000,000,000 6.150% Senior Notes Due 2029	$1,000,000,000 6.500% Senior Notes Due 2034
Principal amount:	$1,000,000,000	$1,000,000,000

Maturity date:	March 1, 2029	March 30, 2034

Benchmark Treasury:	4.875% due October 31, 2028	3.875% due August 15, 2033

Benchmark Treasury Yield:	4.602%	4.658%

Spread to Benchmark:	+ 160 bps	+ 185 bps

Yield to Maturity:	6.202%	6.508%

Coupon:	6.150%	6.500%

Public offering price:	99.779% of the principal amount	99.949% of the principal amount

Make-Whole Call:	T + 25 bps	T + 30 bps

Call at Par:	On or after February 1, 2029	On or after December 30, 2033

Interest payment dates:	March 1 and September 1, beginning March 1, 2024	March 30 and September 30, beginning March 30, 2024

CUSIP / ISIN:	87612G AE1 / US87612GAE17	87612G AF8 / US87612GAF81

Joint book-running managers:

BofA Securities, Inc.

Mizuho Securities USA LLC

PNC Capital Markets LLC

Wells Fargo Securities, LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Co-managers:	Capital One Securities, Inc. Fifth Third Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Zions Direct, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.
**

We expect delivery of the notes will be made against payment therefor on or about November 9, 2023, which is the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second trading day prior to the closing of this offering will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. at (800) 294-1322 or dg.prospectus_requests@bofa.com, Mizuho Securities USA LLC at (866) 271-7403, PNC Capital Markets LLC at 1-855-881-0697 or Wells Fargo Securities, LLC at (800) 645-3751 or wfscustomerservice@wellsfargo.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.